November 21, 2017

TSX: SAM

Starcore Enters into Letter of Intent
to Acquire the Santa Fe Project

Vancouver, British Columbia – Starcore International Mines Ltd. (TSX:SAM) (“Starcore” or the “Company”) is pleased to announce that it has entered into a Letter of Intent (“LOI”) with Eduardo de la Peña Gaitan and other property owners represented by him (the “Owners”), for Starcore to acquire approximately 21,000 hectares located in the state of Sinaloa, Mexico, more commonly known as the Santa Fe Project (“Santa Fe” or the “Property”).

Under the terms of the LOI, Starcore will have an exclusive period of up to 120 days to conduct its due diligence on Santa Fe. Upon satisfactory due diligence, a Definitive Agreement must be executed within 30 days in order for Starcore to complete the acquisition.

In consideration of the transfer to Starcore of the Property by the Owners, Starcore shall:

(a)	issue 5 million common shares to the Owners upon signing of the Definitive Agreement. The deemed price of the shares shall be determined by the 30-day Volume Weighted Average Price (VWAP) of Starcore’s shares prior to the issuance of the shares. The shares shall be escrowed and will be released to the Owners as follows:
i.	2 million common shares upon the execution of a Definitive Agreement;
ii.	1 million common shares within 18 months of the anniversary date (the “Anniversary Date” being the date of execution of the Definitive Agreement);
iii.	1 million common shares within 36 months of the Anniversary Date;
iv.	The final 1 million common shares within 48 months of the Anniversary Date.
(b)	pay to the Owners an aggregate sum of US$6 million, payable as follows:
i.	US$2 million upon the execution of a Definitive Agreement;
ii.	US$1 million within 18 months of the Anniversary Date;
iii.	US$1million within 36 months of the Anniversary Date;
iv.	US$1 million within 48 months of the Anniversary Date; and
v.	US$1 million within 60 months of the Anniversary Date.

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The project is in the municipality of Rosario, Sinaloa, on the western part of the Sierra Madre Occidental. The area is close to mining districts where significant operations are located, including the San Dimas and the Plomosas mines. San Dimas is considered to be one of the most significant precious metal mines in Mexico and the Plomosas mine, operated years ago by Grupo Mexico, is now being explored further by First Majestic Silver Corp.

Previous exploration on Santa Fe included 13,000 meters of diamond drilling in 2013. This established a reserves analysis indicating 285,000 equivalent gold ounces on the property could be mined by open pit, which would involve mining 5,020,165 tons of ore with a grade of 89 g/t of silver & 0.56 g/t of gold.

Alternatively, 225,000 equivalent gold ounces could be mined by underground, mining 1,285,118 tons of ore with a grade of 266 g/t of silver and 1.83 g/t of gold. This historical analysis is not 43-101 compliant. Should Starcore complete the acquisition of Santa Fe, it will be commissioning a PEA (preliminary economic assessment) Study based on NI 43-101 guidelines.

“This project is synergistic with Starcore’s goals and presents us with a tremendous opportunity,” said Robert Eadie, President & CEO of the Company. “Not only do we have a huge concession area for expansive exploration, but the project also comes with various permits already in place, including an explosives permit and an environmental impact survey permit. The power line is already installed; social footholds have been initiated in the communities; and the project positions Starcore in another Mexican mining district with great potential for gold and silver. We’re excited!”

Salvador Garcia, B. Eng., is the Qualified Person who has reviewed the technical content of this press release in accordance with NI 43-101 reporting standards.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. Through its wholly-owned subsidiary, Altiplano Goldsilver S.A. de C.V, Starcore also owns and operates the Altiplano concentrate processing facility for precious metals in Matehuala, Mexico. Starcore is a public reporting issuer on the Toronto Stock Exchange. Starcore is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. Starcore has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE:
Telephone: (416) 640-1936

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936
Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.